September 2004

                        SUB-ITEM 77E - LEGAL PROCEEDINGS

In early 2004, a purported shareholder in the Dreyfus Disciplined Stock Fund and a purported shareholder in the Dreyfus S&P 500 Stock Index Fund (now known as Dreyfus BASIC S&P 500 Stock Index Fund) each filed similar class action lawsuits in the United States District Court for the Western District of Pennsylvania against Mellon Financial Corporation, Mellon Bank, N.A., The Dreyfus Corporation, Founders Asset Management LLC, and the directors of certain of the Dreyfus Funds (together, the "Funds"). (Hays v. Mellon Financial Corp., et. al. and Wortman v. Mellon Financial Corp., et. al.)

In September 2004, plaintiffs served a Consolidated Amended Complaint (the "Amended Complaint") on behalf of a purported class of all persons who acquired interests in any of the Funds between January 30, 1999 and November 17, 2003, and derivatively on behalf of the Funds. In addition to the defendants mentioned above, Plaintiffs also named Dreyfus Service Corporation and Premier Mutual Fund Services, Inc. and two additional directors of certain Funds as defendants. The Amended Complaint in the newly styled In re Dreyfus Mutual Funds Fee Litigation alleges violations of Sections 34(b), 36(a), 36(b), and 48(a) of the Investment Company Act of 1940, Section 215 of the Investment Advisers Act of 1940, the Pennsylvania Unfair Trade Practices and Consumer Protection Law and common-law claims. Plaintiffs seek to recover allegedly improper and excessive Rule 12b-1 and advisory fees allegedly charged to the Funds for marketing and distribution services. More specifically, plaintiffs claim, among other things, that 12b-1 fees and directed brokerage were improperly used to pay brokers to recommend the Funds over other funds, and that such payments were not disclosed to investors. In addition, plaintiffs assert that economies of scale and soft-dollar benefits were not passed on to the Funds. Plaintiffs further allege that 12b-1 fees were improperly charged to certain of the Funds that were closed to new investors. The Amended Complaint seeks compensatory and punitive damages, rescission of the advisory contracts, and an accounting and restitution of any unlawful fees, as well as an award of attorneys fees and litigation expenses.

As noted, some of the claims in this litigation are asserted derivatively on behalf of the Funds. With respect to such derivative claims, the Funds have been named as nominal defendants and no relief is sought against the Funds.

Defendants filed motions to dismiss the Amended Complaint on November 12, 2004, and those motions are pending. No discovery has been conducted.